UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly Held Company

Notice to the Market

Rio de Janeiro, June 13, 2011 – Pursuant to CVM Official Letter CVM/SGE/001/03, of January 22, 2003, and to article 12, caput, of CVM instruction 358, of January 3, 2002, Contax Participações S.A. (“Company”) (BM&FBovespa: CTAX3 and CTAX4) hereby announces that it has received from CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A. and CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A. (jointly referred to as “CSHG”) a letter dated June 13, 2011, stating that non-resident investors and investment funds managed by CSHG ("CSHG funds”) have achieved a relevant interest of 25.41% of the total preferred shares issued by Contax Participações S.A., equivalent to 9,391,300 shares of that type, with no change in the Company’s control or administrative structures.

The letter also states that CSHG does not intend, with this acquisition, to change the Company’s control or administrative structures, and has not entered into any agreements or contracts regulating the exercise of the voting rights or the purchase and sale of securities issued by the Company.

Sincerely,

Marco Norci Schroeder

Investor Relations Officer

Contax Participações S.A.

CREDIT SUISSE HEDGING-GRIFFO

Av. Presidente Juscelino Kubitschek, 1830 - T.III 7º andar	Tel: (11) 3704.8600
São Paulo - SP 04543-900	Fax:(11) 3704.8666

C.E.HG/CUST/BOV/099/11

São Paulo, June 13, 2011

To

Comissão de Valores Mobiliários – CVM

Rua Sete de Setembro, 111 – 33º andar

Rio de Janeiro

C/o: Corporate Relations Superintendence

Mrs. Elizabeth Lopez Rios Machado

W/c CONTAX PARTICIPAÇÕES S.A.

C/o Mr. Marco Norci Schroeder

Investor Relations Officer

E-mail:  ri@contax.com.br; vgrbento@contax.com.br

Telephone: (55 21) 3808.8806 - Fax: (55 21) 3131.0294 - Mr. Victor

Re: Acquisition of Preferred Shares of CONTAX Participações S.A.

Dear Sirs,

CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A., inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 68.328.632/0001-12 and CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A., inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 06.073.922/0001-05 (jointly referred to as "CSHG"), hereby ANNOUNCE to the market in general that non-resident investors and investment funds managed by CSHG (“CSHG funds”) have achieved the relevant interest of 25.41% of the total preferred shares issued by Contax Participações S.A., equivalent to 9,319,300 shares of that type.

It should be pointed out that CSHG does not intend, with this acquisition, to change the Company’s control or administrative structures, and has not entered into any agreements or contracts regulating the exercise of the voting rights or the purchase and sale of securities issued by the Company.

Sincerely,

CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A.

CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.